Name of Subsidiary	Jurisdiction
BlackSky Holdings, Inc.	Delaware
BlackSky Global LLC	Delaware
BlackSky Geospatial Solutions, Inc.	Delaware
BlackSky International LLC	Delaware
BlackSky Europe Limited	United Kingdom
Building 5 LLC	Delaware
SFI IP Holdco LLC	Delaware

Public